Virginia Gold Mines Inc. 2003-2004 First quarterly report Message from the President

Virginia is pleased to present the results of the first quarter of 2003-2004.

MegaTEM Project
The drilling done on the MegaTEM targets identified two new mineralized zones anomalous in Zn-Cu-Pb-Ag. More drilling to come on those zones.

Gayot Lake
A third strategic agreement with Billiton Resources Canada Inc. has been sign for exploration work in the Gayot Lake area. An important drill campaign is planned for winter 2004

New projects
A new agreement was signed with Uranor for exploration work on the Sagar property. Several surface work programs have been carried out on many properties with interesting potential, among them: Noëlla, Grenville and Éléonore.

Exploration budget for 2003-2004
Virginia’s exploration budget adds up to $7.5 million, including $4 million that is financed by our different partners. The company still has a little more than $13 million in working capital, without any debt.

Concerned about developing effective corporate governance with regards to its stock option plan, the Board of Directors and all employees of Virginia have unanimously agreed to the cancellation of 1,074,679 stock options, thus bringing the percentage of granted stock options to less than 10% of the number of issued shares.

The President

André Gaumond

Press releases since May 31 2003:

September 8 2003, The MegaTEM Technology Identifies Two New Mineralized Zones

August 1 2003, Signing of a third agreement
with Billiton Resources Canada Inc.

July 28 2003, Cancellation of 1,074,679
Stock Options of Virginia Gold Mines

July 22 2003, Sagar Project Signing of
an Agreement with Uranor Inc.

What they said about us:
"I could not be any more comfortable with the company. Outstanding management, a diversified approach to exploration, and partners many of them major companies spending most of the money on Virginia’s behalf, lead me to conclude that the current market will revalue VIA over time, and that the company’s broad exposure to exploration leaves the company well positioned to benefit from one or more discoveries."

Robert Bishop

All these documents are on our web site at : www.virginia.qc.ca

VIRGINIA GOLD MINES INC.

Management Analysis of Results of Operations and Financial Position

Nature of operations

Virginia specializes in gold and base metal exploration in Quebec. Throughout several years, the company has concentrated its activities outside of established mining camps and previously explored areas. Virginia has profited from all the various exploration incentives available from both levels of government. Furthermore, the company is privileged to be in partnership with major mining companies in order to share the risk of exploration and to discover large deposits or new mining camps.

Results of Operations

Interest revenues have more than doubled during the first quarter. A reorganization of investments explains this gap. The company also receives fees for its role as the operator of projects in partnership. During the quarter ended August 31, 2002, 65 540 $ relating to the implementation of new standards for stock-based payments has been included in the professional fees. The increase in offices expenses is due to a compensation of 47 859 $ paid to holders of stock options who have renounced to a total of 1 074 679 options last July. During the first quarter, the company decreased its participation in trade shows compared to the corresponding quarter. The increase in general exploration costs is due to an increase in research of new projects with its partner Billiton Resources Canada inc. 35 % of the Lac à David property has been abandoned during the quarter.

Loss Before Interest, Taxes Depreciation and Amortization

Virginia's loss before interest, taxes, depreciation and amortization (or LBITDA) has been established at 104 750 $ for the period ended August 31, 2003, as compared to 471 675 $ for the period ended August 31, 2002.

Liquidity and Financing

Virginia’s working capital remains excellent at 13 030 074 $, decreasing by 127 230 $ from the beginning of the period. The company also has exploration funds of 145 263 $ that will finance a portion of exploration work in fiscal year 2004. The company has no debt and the working capital will cover the cost of current expenses and some explorations cots in future years.

The company has not proceeded with a financing during the first quarter. 12 500 stock options were exercised, totalling 8 875 $.

Risk and uncertainties

The Company is considered to be in the exploration stage, thus it is dependent on obtaining regular financing in order to continue exploration. Despite previous success in acquiring this financing, there is no guarantee of obtaining any future financing.

Outlook

The Company will be extremely active in exploration throughout the next months. This Fall, work will mainly be carried out on Eleonore, Corvette East, Lac Noelle and Coulon properties.

Management's Responsibility for Financial Information

Virginia’s financial statements are the responsibility of the company’s management, and have been approved by the board of directors. The financial statements were prepared by the company’s management in accordance with generally accepted Canadian accounting principles. The financial statements include certain amounts based on the use of estimates and assumptions. Management has established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

The President

André Gaumond

VIRGINIA GOLD MINES INC. (An exploration company) Balance sheets (expressed in Canadian dollars)
	August 31, 2003 $ (unaudited)	May 31, 2003 $ (audited)
ASSETS
Current assets
Cash and cash equivalents	1 026 324	1 197 687
Short-term investments (quoted value $9 445 512, 10 016 609 $)	9 373 856	9 907 996
Amounts receivable	3 253 049	2 728 211
Prepaid expenses	40 304 ___________________	33 606 ___________________
	13 693 533	13 867 500

Exploration funds	145 263	242 859
Long-term investments (quoted value $236 068, $129 799)	163 442	171 180
Office equipment, at cost less accumulated depreciation of $7 268 ($6 955 as at May 31, 2003)	5 171	5 484
Mining properties	7 461 654	7 298 353
Web site development expenses, at cost less accumulated amortization of $962 ($675 as at May 31, 2003)	3 538 ___________________	3 825 ___________________
	21 472 601 ___________________	21 589 201 ___________________

LIABILITIES Current liabilities Accounts payable and accrued liabilities
Related companies	80 466	63 270
Others	582 993 ___________________	646 926 ___________________
	663 459 ___________________	710 196 ___________________

SHAREHOLDERS' EQUITY
Share capital	45 068 935	45 060 060
Stock options	89 953	65 540
Deficit	(24 349 746) ___________________	(24 246 595) ___________________
	20 809 142 ___________________	20 879 005 ___________________
	21 472 601 ___________________	21 589 201 ___________________

VIRGINIA GOLD MINES INC. (An exploration company) Statements of Earning and Deficit For the periods of three (3) months ended August 31, 2003 and 2002 (unaudited) (expressed in Canadian dollars)
2003 3 months $		2002 3 months $
Revenue
Dividends	77 623	81 674
Interests	224 611	90 661
Fees	52 343 _________	39 649 _________
	354 577 _________	211 984 _________
Expenses
Professional and maintenance fees	23 370	100 495
Management fees	29 000	22 836
Rent and office expenses	168 344	114 338
Advertising and exhibitions	7 333	16 449
Travelling	6 056	9 504
Depreciation of office equipment	313	355
Amortization of web site development expenses	287	---
General exploration cost	167 837	58 724
Cost of abandoned mining properties	19 924	406 131
Loss (gain) on sale of short-term investments	37 463	(44 993)
Loss on sale of long-term investments	--- _________	175 _________
	459 927 _________	684 014 _________
Loss for the period before income taxes	(105 350)	(472 030)
Income taxes	(2 199) ___________	15 318) ___________
Net loss for the period	(103 151)	(456 712)
Deficit - Beginning of period	(24 246 595) ___________	(22 706 207) ___________
Deficit - End of period	(24 349 746) ___________	(23 162 919) ___________
Basic and diluted net loss per share	(0,003) _____________	(0,016) _____________
Basic and diluted weighted average number of shares outstanding	31 672 156 ___________	29 053 340 ___________
VIRGINIA GOLD MINES INC. (An exploration company) Statements of Cash Flows For the periods of three (3) months ended August 31, 2003 and 2002 (unaudited) (expressed in Canadian dollars)
	2003 3 months $	2002 3 months $
Cash flows from operating activities
Net loss for the period	(103 151)	(456 712)
Items not affecting cash and cash equivalents
Cost of abandoned mining properties	19 924	406 131
Depreciation of office equipment	313	355
Amortization of web site development expenses	287	---
Compensation cost of stock options	24 413	65 540
Loss (gain) on sale of short-term investments	37 463	(44 993)
Loss on sale of long-term investments	--- ___________	175 ___________
	(20 751) ___________	(29 504) ___________
Net change in non-cash working capital items
Income taxes recoverable	---	(7 161)
Amounts receivable	(259 838)	103 052
Prepaid expenses	(6 698)	(160 347)
Accounts payable and accrued liabilities	(437 221) ___________	(210 781) ___________
	(703 757) ___________	(275 237) ___________
	(724 508) ___________	(304 741) ___________
Cash flows from financing activities
Increase in share capital issued for cash, net of share issue expenses	8 875	789 757
Cash flows from investing activities
Change in short-term investments	504 415	543 358
(Increase) decrease in exploration funds	97 596	(293 277)
Change in long-term investments	---	22 290
Increase in mining properties	(57 741)	(30 698)
Additions to office equipment	--- ___________	(255) ___________
	544 270 ___________	241 418 ___________
Net change in cash and cash equivalents	(171 363)	726 434
Cash and cash equivalents - Beginning of period	1 197 687 ___________	1 352 707 ___________
Cash and cash equivalents - End of period	1 026 324 ___________	2 079 141 ___________
Additional information
Interests cashed	408 643	44 291
Income taxes paid	4 888	2 570
Short-term investments transferred in long-term investments	---	213 699
Long-term investments transferred in short-term investments	7 738	---
Tax credit and mining rights receivable related to exploration costs applied against mining properties	265 000	265 000
Acquisition of mining properties included in accounts payable and accrued liabilities	390 484	376 128

VIRGINIA GOLD MINES INC. (An exploration company) Notes to Intermediary Financial Statements (unaudited) (expressed in Canadian dollars)

1 Summary of significant accounting policies

Intermediary financial informations

The financial information as at August 31, 2003 and for the periods ended August 31, 2003 and 2002 is unaudited. However, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Intermediary results may not necessarily be indicative of results anticipated for the year.

These intermediary financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These intermediary financial statements should be read in conjunction with the company’s most recent annual financial statements.

Stock option plan and new accounting policy

On June 1, 2002, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants relating to accounting for stock-based compensation and other stock-based payments. It has elected not to use the fair value method to account for options granted to key employees, managers and directors. Accordingly, compensation expenses is recorded for the excess, if any, of the fair value of the shares of the date of grant over the exercise price of the options. The company provides pro-forma earnings and earnings per share information as if the fair value method had been used. All options and similar instruments that are granted to non-employees are accounted for at fair value.

The expenses related to the stock options granted to suppliers have been classified under the heading «Professional Fees» and «General Exploration Cost». For the three-month period ended August 31, 2003, $24 413 have been accounted for.

VIRGINIA GOLD MINES INC. (An exploration company) Notes to Intermediary Financial Statements (unaudited) (expressed in Canadian dollars)
2 Mining properties	Undivided interest %	Balance as at June 1, 2003 $	Costs incurred $	Mining properties abandoned $	Balance as at August 31, 2003 $

Kogaluk (2 permits & 17 claims)
Mining property	---	9 855	---	---	9 855
Exploration costs		111 959 ___________	--- ___________	--- ___________	111 959 ___________
		121 814 ___________	0 ___________	0 ___________	121 814 ___________

Baie Payne (2 permits & 104 claims)
Mining property	50	20 977	---	---	20 977
Exploration costs		117 551 ___________	--- ___________	--- ___________	117 551 ___________
		138 528 ___________	0 ___________	0 ___________	138 528 ___________

Chutes des passes (476 claims)
Mining property	100	106 751	19 669	---	126 420
Exploration costs		280 176 ___________	--- ___________	--- ___________	280 176 ___________
		386 927 ___________	19 669 ___________	0 ___________	406 596 ___________

La Grande Sud (2 permits & 43 claims)
Mining property	100	585 968	---	---	585 968
Exploration costs		2 973 916 ___________	--- ___________	--- ___________	2 973 916 ___________
		3 559 884 ___________	0 ___________	0 ___________	3 559 884 ___________

Auclair (1 permit & 102 claims)
Mining property	100	250 389	---	---	250 389
Exploration costs		168 502 ___________	--- ___________	--- ___________	168 502 ___________
		418 891 ___________	0 ___________	0 ___________	418 891 ___________

Lac Gayot (4 permits & 109 claims)
Mining property	100	29 536	---	---	29 536
Exploration costs		567 200 ___________	--- ___________	--- ___________	567 200 ___________
		596 736 ___________	0 ___________	0 ___________	596 736 ___________

Poste Lemoyne Extension (1 permit and 49 claims)
Mining property	50	8 132	1 588	---	9 720
Exploration costs		276 292 ___________	11 020 ___________	--- ___________	287 312 ___________
		284 424 ___________	12 608 ___________	0 ___________	297 032 ___________

Lac Noëlla (1 permit and 40 claims)
Mining property	100	52 757	---	---	52 757
Exploration costs		423 153 ___________	9 867 ___________	--- ___________	433 020 ___________
		475 910 ___________	9 867 ___________	0 ___________	485 777 ___________

Éléonore (125 claims)
Mining property	100	14 930	5 775	---	20 705
Exploration costs		89 667 ___________	211 954 ___________	--- ___________	301 621 ___________
		104 597 ___________	217 729 ___________	0 ___________	322 326 ___________

Mégatem (1 759 claims)
Mining property	45	31 192	---	---	31 192
Exploration costs		537 258 ___________	100 128 ___________	--- ___________	637 386 ___________
		568 450 ___________	100 128 ___________	0 ___________	668 578 ___________

Mégatem 3 (228 claims)
Mining property	49	---	---	---	---
Exploration costs		223 200 ___________	--- ___________	--- ___________	223 200 ___________
		223 200 ___________	0 ___________	0 ___________	223 200 ___________

Others
Mining property		165 990	6 267	(7 538)	164 719
Exploration costs		253 002 ___________	81 957 ___________	(12 386) ___________	322 573 ___________
		418 992 ___________	88 224 ___________	(19 924) ___________	487 292 ___________
Tax credit and mining rights		--- ___________	--- ___________	(265 000) ___________	(265 000) ___________
		7 298 353 ___________	448 225 ___________	(284 924) ___________	7 461 654 ___________

VIRGINIA GOLD MINES INC.
(An exploration company)
Notes to Intermediary Financial Statements (unaudited)
(expressed in Canadian dollars)

3 Share Capital

Authorized
Unlimited number of common shares, without par value 30 714 186 shares issued and allotted *

* 369 877 shares are subject to escrow and cannot be released without the consent of regulated authorities.

4 Purchase warrants

	Number	Weighted average exercise price $
Outstanding - beginning of period	1 037 180	1,66
Granted	0	0,00
Exercised	0	0,00
Expired	0	0,00
Outstanding - end of period	1 037 180	1,66
Warrants expire at the latest in August 2004.

5 Stock Option Plan

The company established a stock option plan as described in note 9 of the audited annual financial statements. The following tables present the stock option activity since June 1, 2003 and summarize information about fixed stock options outstanding and exercisable as at August 31:

2003
		Number	Weighted average exercise price $
Outstanding - Beginning of the period		3 977 682	0,72
Exercised		(12 500)	0,71
Granted		125 000	0,90
Matured or cancelled		(1 099 679)	0,71
Outstanding and exercisable - End of period		2 990 503	0,73

	Options outstanding and exercisable as at Aug. 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price $
Range of exercise prices
$0,43 to $0,90	2 988 503	5,16	0,73
1,25	2 000	6,45	1,25

The fair value of options was estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

Period ended August 31, 2003

Risk-free interest rate; 3.62%
Expected volatility; 56%
Dividend yield; nil
Weighted average expected life; 60 months
Weighted average fair value of options granted; $0.465

The company recognizes, as a compensation cost arising from awards to key employees, officers and directors the excess, if any, of the fair value of the shares at the date of grant over the exercise price of the options. No compensation cost has been accounted for in the financial statements for the year ended August 31, 2003. The fair value of stock options granted to key employees, officers and directors during the year amounts to $33,713. If the fair value based method had been used to account for stock-based compensation costs related to stock options granted to key employees, officers and director, the loss and related loss per share would be as follows:

Period ended August 31, 2003

Pro-forma loss for the period 136 824$
Pro-forma basic and diluted loss per share 0,004$

The pro-forma loss does not consider the impact of awards granted before June 1, 2003.

The compensation cost arising from stock options granted to suppliers amounts to $24,413 for the period ended August 31, 2003. The compensation cost has been included in professional fees and general exploration cost and the related credit has been recognized in the stock options recorded under Shareholders' Equity.

6 Differences between Canadian and U.S. GAAP
These intermediary financial statements are prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. Note 18 to the company’s most recent annual financial statements describes the material differences between Canadian and U.S. GAAP. This note describes additional changes occurring since the most recent annual financial statements and provides a quantitative analysis of the material differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these intermediary financial statements.

Reconciliation of net loss to conform with U.S. GAAP

The following summary sets out the material adjustments to the company's reported net loss and net loss per share which would be made to conform with U.S. GAAP.

Three-month periods ended
	August 31, 2003 $	August 31, 2002 $
Net loss for the period in accordance with Canadian GAAP	103 151	456 712
Mining properties	163 301	(264 305)
Stock options granted to non-employees and repricing	135 199 ___________	--- ___________
Net loss for the period in accordance with U.S. GAAP	401 651	192 407
Other comprehensive loss Unrealized (gains) loss on short-term investments	36 957	(277 556)
Unrealized losses (gains) on long-term investments	(114 007) ___________	359 982 ___________
Comprehensive loss	324 601 ___________	274 833 ___________

Basic and diluted net loss per share in accordance with U.S. GAAP	0,011 ___________	0,007 ___________

Basic and diluted weighted average number of shares issued and outstanding in accordance with U.S. GAAP	30 707 519 ___________	29 053 340 ___________

As a result of the above adjustments to net loss, differences with respect to the shareholders' equity under U.S. GAAP are as follows:
	As at August 31, 2003 $ (unaudited)	As at May 31, 2003 $ (audited)
Share capital
Share capital in accordance with Canadian GAAP	45 068 935	45 060 060
Stock options	89 953	65 540
Stock-based compensation costs	2 388 531 ___________	2 253 332 ___________
Share capital in accordance with U.S. GAAP	47 547 419 ___________	47 378 932 ___________

Accumulated deficit
Deficit in accordance with Canadian GAAP	24 349 746	24 246 595
Mining properties	7 461 654	7 298 353
Stock-based compensation costs	2 388 531 ___________	2 253 332 ___________
Deficit in accordance with U.S. GAAP	34 199 931 ___________	33 798 280 ___________
Other accumulated comprehensive income Unrealized gains on short-term investments
Balance - Beginning of period	108 613	232 631
Unrealized losses arising during the period	(36 957) ___________	(124 018) ___________
Balance - End of period	71 656 ___________	108 613 ___________

Unrealized (gains) losses on long-term investments
Balance - Beginning of period	(41 381)	(223 311)
Unrealized gains arising during the period	114 007 ___________	181 930 ___________
Balance - End of period	72 626 ___________	(41 381) ___________
Other accumulated comprehensive income	144 282 ___________	67 232 ___________

Balance Sheets
	August 31, 2003 $ (unaudited)	May 31, 2003 $ (audited)
Current assets
Cash and cash-equivalents	1 026 324	1 197 687
Short-term investments	9 445 512	10 016 609
Amounts receivable	3 253 049	2 728 211
Prepaid expenses	40 304 ___________	33 606 ___________
	13 765 189	13 976 113

Exploration funds	145 263	242 859
Long-term investments	236 068	129 799
Office equipment	5 171	5 484
Web site development expenses	3 538 ___________	3 825 ___________
	14 155 229 ___________	14 358 080 ___________

Current liabilities
Accounts payable and accrued liabilities	80 466	63 270
Related companies
Others	582 993 ___________	646 926 ___________
	663 459 ___________	710 196 ___________

Shareholders' Equity
Share capital	47 547 419	47 378 932
Deficit	(34 199 931)	(33 798 280)
Other accumulated comprehensive income	144 282 ___________	67 232 ___________
	13 491 770 ___________	13 647 884 ___________
	14 155 229 ___________	14 358 080 ___________

Statements of cash flows
Three-month periods ended
	August 31, 2003 $	August 31, 2002 $
Operating activities	(782 249)	(335 439)
Financing activities	8 875	789 757
Investing activities	602 011 ___________	272 116 ___________
Increase (decrease) in cash and cash equivalents	(171 363)	726 434
Cash and cash equivalents - Beginning of period	1 197 687 ___________	1 352 707 ___________
Cash and cash equivalents - End of period	1 026 324	2 079 141
	___________	___________

Statements of earnings
Three-month periods ended
	August 31, 2003 $	August 31, 2002 $
Revenues	354 577	211 984
Expenses	758 427 ___________	419 709 ___________
Loss for the period before income taxes	(403 850)	(207 725)
Income taxes	2 199 ___________	15 318 ___________
Net loss for the period in accordance with U.S. GAAP	(401 651)	(192 407)

Accounting for stock-based compensation
Three-month periods ended
	August 31, 2003 $	August 31, 2002 $
Net loss for the period in accordance with U.S. GAAP	401 651	192 407
Adjustment related to stock options granted to directors and managers	33 713 ___________	36 800 ___________
Pro-forma net loss for the period	435 364 ___________	229 207 ___________
Pro-forma net loss per share	0,014 ___________	0,008 ___________